United Capital Consultants, Inc.

3210 E. Coralbell Ave.

Mesa, AZ 85204

February 11, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	United Capital Consultants, Inc. Registration Statement on Form S-1 File No. 333-227881

To the Securities and Exchange Commission:

Syndicated Resorts Association, Inc. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-227881).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 10:00 am EST on February 14, 2019 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Clayton Patterson
Chief Executive Officer
United Capital Consultants, Inc.